UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Departure of Chief Financial Officer, Appointment of New Chief Financial Officer

On January 6, 2026, Mr. Yi Chun “Jordan” Tse (“Mr. Tse”) notified Springview Holdings Ltd. (the “Company”) of his resignation as Chief Financial Officer, effective January 31, 2026, and the board of directors of the Company approved his resignation. Mr. Tse’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, and his resignation was due to personal reasons.

On January 6, 2026, the Company appointed Ms. Lyu Liyan (“Ms. Lyu”) as its new Chief Financial Officer. In connection with her appointment, the Company entered into an employment agreement with Ms. Lyu dated January 12, 2026, and such appointment will become effective on February 1, 2026.

Ms. Lyu has over nine years of experience in accounting, audit, financial management and corporate finance. From August 2022 to January 2026, she served as a project manager at CICM (Shenzhen) Management Consulting Limited, where she participated in initial public offerings, mergers and acquisitions and other capital-raising transactions, including the preparation of regulatory filings and responses to inquiries from the U.S. Securities and Exchange Commission and Nasdaq. From September 2021 to July 2022, she served as a financial manager at Shenzhen Shenliang Cold Chain Logistics Co., Ltd., where she oversaw financial operations, budgeting and internal control development. From May 2019 to September 2021, she served as a project manager at Zhong Hui Certified Public Accountants (Special General Partnership), Shenzhen Branch, leading audit and advisory engagements. From November 2015 to May 2018, she served as a senior auditor at Tianjian Accounting Firm (Special General Partnership), Shenzhen Branch. Ms. Lyu holds a Master of Economics degree from the Central University of Finance and Economics and a Bachelor of Commerce (Honors in Business Administration) from the University of Windsor, and is a Fellow of the Association of International Accountants.

Under the employment agreement, Ms. Lyu is entitled to an annual base salary of US$36,000, payable monthly, and is eligible to participate in any bonus or equity incentive plans that may be adopted by the Company, subject to board approval. The employment agreement also contains customary confidentiality, non-competition, non-solicitation and clawback provisions.

There are no family relationships between Ms. Lyu and any director or executive officer or major shareholder of the Company. The foregoing description of the employment agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the employment agreement, which is filed as Exhibit 10.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Ms. Lyu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: January 13, 2026	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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